DD3 Acquisition corp. ii
Pedregal 24, 3rd Floor, Interior 300

Colonia Molino del Rey, Del. Miguel Hidalgo

11040 Mexico City, Mexico

December 3, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re:	DD3 Acquisition Corp. II Registration Statement on Form S-1 File No. 333-250212

Dear Ms. Barberena-Meissner:

DD3 Acquisition Corp. II (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-250212), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Monday, December 7, 2020, or as soon thereafter as possible.

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Sincerely, Dd3 acquisition corp. ii

By:	/s/ Martin Werner
	Name:	Martin Werner
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]